Exhibit 99.1

Dejour Reports 15% Rise in Sequential Quarterly Revenue

Woodrush Waterflood Response Triples Oil Production between May and June
Additional Oil Production Increases Projected for Q3 and Q4

Denver, Colorado, August 12, 2011 — Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the release of its financial results for the second quarter period ended June 30, 2011.

Summary of Selected Financial Highlights (Unaudited)

	Q2 2011	Q1 2011	Q2 2010
	$	$	$
Gross Revenue	1,816,000	1,584,000	2,676,000
Net loss	(189,000)	(2,079,000)	(52,000)
Net loss per share	(0.002)	(0.018)	(0.001)
Operating netback	997,000	840,000	1,465,000
EBITDA	591,000	(1,305,000)	1,209,000
Adjusted EBITDA	6,000	(202,000)	808,000

Summary of Selected Operational Highlights

DEAL (Dejour Alberta) Production and Netback Summary
	Q2 2011	Q1 2011	Q2 2010
Production Volumes:
Oil and natural gas liquids (bbls)	16,850	12,276	31,753
Gas (mcf)	55,851	146,667	136,538
Total (BOE)	26,158	36,720	54,509

Average Price Received:
Oil and natural gas liquids ($/bbls)	94.83	82.51	65.79
Gas ($/mcf)	3.91	3.89	4.29
Total ($/BOE)	69.44	43.13	49.08

Netbacks ($/BOE)	38.11	24.08	26.87

Note:

Effective January 1, 2011, the Company adopted International Financial Reporting standards (“IFRS”), which are also generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. In accordance with the standard related to the first time adoption of IFRS, the Company’s transition date to IFRS was January 1, 2010 and therefore the comparative information for 2010 has been prepared in accordance with IFRS accounting policies.

Operating netback, EBITDA and Adjusted EBITDA are non-GAAP measures and are defined in detail in the “Non-GAAP Measures” note at the end of this press release.

Q2 2011 Key Achievements

During the quarter, the Company achieved the following major objectives and also made significant progress on key strategic initiatives:

o	Increased gross revenue by 15% from Q1 2011

o	Generated a positive Adjusted EBITDA for the quarter

o	Increased oil production by 37%, Q2 over Q1, as the Halfway pool began to show good response to the water injection. Oil production averaged more than 400 BOPD in June, up from 131 BOPD in May.

o
Received a mid-year updated reserve evaluation report on its Woodrush oil pool valuing the PV-10 proved reserves at $25 million, with proved and probable reserves valued at $42 million net to Dejour’s 75% W.I. The reserve evaluation bears an effective date of June 30, 2011 and was conducted by an independent firm, AJM Petroleum Consultants (“AJM”) of Calgary, Alberta, a qualified reserve evaluator.

o
Extended an existing bridge loan credit facility to October 31, 2011. Subsequent to June 30, 2011, the Company signed a Commitment Letter with a Canadian bank for a $7 million revolving operating demand loan to refinance the bridge loan and to provide funds for general corporate purposes.  The operating loan is at an interest rate of Prime + 1% (total 4% p.a. currently).

o
Completed the drilling of a test well at South Rangely.  The test well was drilled to a depth of 3863' and encountered approximately 90 feet of hydrocarbon bearing siltstone in the Lower Mancos “C" sands. After a thorough review of the well data the well will be completed, fractured and flow tested in Q3 to determine the commercial potential of the Lower Mancos “C” Sand in this area.

H2 2011 Key Corporate Objectives

o	Continue to generate positive Adjusted EBITDA in Q3 and Q4 2011;
o	Continue to increase oil production at the Woodrush field;
o	Complete the project funding package for Phase 1 drilling at Gibson Gulch as debt financing;
o	Receive final approval from the BLM on Dejour's Master Development Plan and first fourteen drilling permits by the end of Q3. Commence pre-drill operations at Gibson Gulch in Q4; and
o	Finish the evaluation of the test well at South Rangely.

Comment

“We continue to execute on our strategy and are pleased with the progress made surrounding initiatives at Woodrush, Gibson Gulch and South Rangely. With sustainable rising oil production at Woodrush, $200MM in proved and probable reserve value in our property portfolio and a robust, liquids rich, gas development initiation at Gibson Gulch, we are confident to realize significant value for all of our stakeholders,” stated Robert Hodgkinson, Co-Chairman and CEO.

Second Quarter 2011 Conference Call Information

The Company has scheduled a conference call for Friday, August 12, 2011 at 1:00 p.m. EST. Interested parties can join the live event by dialing 1-866-321-8231 at least 10 minutes prior to the start of the call, conference ID: 4914229. Participants from outside North America can join the event by dialing +1-416-642-5213 and utilizing the same conference ID.

Condensed Consolidated Balance Sheets (Unaudited)

	As at June 30, 2011	As at December 31, 2010
	$	$
Assets:

Cash and cash equivalents	1,834,000	4,758,000
Other current assets	1,232,000	781,000
Exploration and evaluation assets	10,349,000	10,257,000
Property, plant and equipment	17,552,000	14,175,000
Other non-current assets	442,000	442,000
Total assets	31,409,000	30,413,000

Liabilities and shareholders’ equity:

Bridge loan	4,300,000	4,800,000
Accounts payable and accrued liabilities	3,345,000	2,909,000
Warrant liability	1,535,000	1,181,000
Other long-term liabilities	870,000	738,000
Shareholders’ equity	21,359,000	20,785,000
Total liabilities and shareholders’ equity	31,409,000	30,413,000

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Three months ended June 30,
	2011	2010
	$	$
Revenues and other income:
Gross revenues	1,816,000	2,676,000
Royalties	(348,000)	(551,000)
Revenues, net of royalties	1,468,000	2,125,000
Financial instrument gain (loss)	(12,000)	93,000
Other income	9,000	8,000
	1,465,000	2,226,000
Expenses:
Operating and transportation	471,000	661,000
General and administrative	990,000	769,000
Finance costs	283,000	280,000
Stock-based compensation	211,000	225,000
Foreign exchange gain	(4,000)	(13,000)
Amortization, depletion and impairment losses	498,000	982,000
Change in fair value of warrant liability	(795,000)	(626,000)
	1,654,000	2,278,000

Loss before income taxes	(189,000)	(52,000)
Deferred income tax recovery	-	-

Net loss for the period	(189,000)	(52,000)
Foreign currency translation adjustment	(66,000)	605,000

Comprehensive income (loss)	(255,000)	553,000

Net loss per common share – basic and diluted	(0.002)	(0.001)

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three months ended June 30,
	2011	2010
	$	$

Cash, beginning of period	4,367,000	1,336,000

Cash from (used in) operating activities	(2,113,000)	609,000

Cash used in investing activities:
Deposits	-	7,000
Exploration and evaluation assets	(502,000)	(148,000)
Additions to property, plant and equipment	(1,503,000)	(736,000)
Changes in non-cash investing working capital	1,715,000	(64,000)
Total cash used in investing activities	(290,000)	(941,000)

Cash from (used in) financing activities	(130,000)	2,016,000

Cash, end of period	1,834,000	3,020,000

Operating Cash Flow

	Q2 2011	Q1 2011	Q2 2010
	$	$	$
Cash from (used) in operating activities - GAAP	(2,113,000)	820,000	609,000
Less: changes in non-cash working capital	(1,853,000)	1,315,000	49,000
Operating Cash Flow – Non-GAAP	(260,000)	(495,000)	560,000

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback

	Q2 2011	Q1 2011	Q2 2010
	$	$	$
Revenues	1,816,000	1,584,000	2,676,000
Less: Royalties	(348,000)	(237,000)	(551,000)
Less: Operating and transportation expenses	(471,000)	(507,000)	(660,000)
Operating Netback	997,000	840,000	1,465,000

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA

	Q2 2011	Q1 2011	Q2 2010
	$	$	$
Net loss	(189,000)	(2,079,000)	(52,000)
Deferred income tax recovery	-	(187,000)	-
Finance costs	282,000	243,000	280,000
Amortization, depletion and impairment losses	498,000	718,000	981,000
EBITDA	591,000	(1,305,000)	1,209,000

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, finance costs and amortization, depletion and impairment losses.

Adjusted EBITDA

	Q2 2011	Q1 2011	Q2 2010
	$	$	$
EBITDA	591,000	(1,305,000)	1,209,000
Adjustments:
Non-cash stock-based compensation	210,000	189,000	225,000
Unrealized financial instrument loss	-	40,000	-
Change in fair value of warrant liability	(795,000)	874,000	(626,000)
Adjusted EBITDA	6,000	(202,000)	808,000

Adjusted EBITDA is a non-GAAP measure and excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Revenue

In Q2 2011, the Company recorded $1,816,000 in gross oil and natural gas sales before royalty, as compared to $1,584,000 in Q1 2011 and $2,676,000 in Q2 2010.  In 2011 Q2 gas sales were suspended for approximately seven weeks, due to major maintenance at the MacMahon gas processing plant where the company delivers production for processing prior to delivering to the gas sales pipeline.  Gas production resumed during the third week of July 2011.

Oil production in April and May averaged 150 BOPD as we continued to operate under pre-waterflood response production limits imposed by the Oil and Gas Conservation Commission of British Columbia. In June 2011, average gross oil production increased to 430 BOPD.

Overcoming suspension of gas sales during Q2 2011, the Company increased gross revenues by approximately 15% from Q1 2011.

Operating Netbacks

On a per BOE basis, operating netbacks for Q2 2011 increased to $38.11 per BOE, as compared to $24.08 for Q1 2011 and $26.87 per BOE for Q2 2010, due to a number of factors, including the Company’s production mix being more heavily weighted towards oil in Q2 2011, higher oil prices, and the temporary suspension of gas sales for seven weeks during the quarter.

Operating netbacks for Q2 2011 was $997,000, as compared to $840,000 for Q1 2011 and $1,465,000 for Q2 2010.

Liquidity and Capital Resources

Cash Balance

The Company had cash and cash equivalents of $1,834,000 as at June 30, 2011.  In addition to the cash balance, the Company also had accounts receivable of $1,175,000, most of which related to June 2011 oil and gas sales and had been received subsequent to June 30, 2011.

Bank Line of Credit and Bridge Loan Financing

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000. This facility is secured by a first floating charge over all assets of DEAL (the Cdn. subsidiary of Dejour Energy Inc.), bears interest at 12% per annum, plus certain fees. In April 2011, the company extended the credit facility to October 31, 2011.

Subsequent to June 30, 2011, the Company signed a Commitment Letter with a Canadian bank for a $7 million revolving operating demand loan to refinance the $4,200,000 bridge loan balance and to provide additional funds for investment.  The operating loan is at an interest rate of Prime + 1% (total 4% p.a. currently).

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures: This news release contains references to non-GAAP measures as follows:

Operating Cash Flow is a non-GAAP measure defined as net cash provided by operating activities before changes in assets and liabilities.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

EBITDA is a non-GAAP measure defined as net income (loss) before income tax expense, interest expense and finance fee, and amortization, depletion and accretion.

Adjusted EBITDA excludes certain items that management believes affect the comparability of operating results. Items excluded generally are non-cash items, one-time items or items whose timing or amount cannot be reasonably estimated.

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Operating Cash Flow, Operating Netback, EBITDA and Adjusted EBITDA and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil.  The term “BOE” may be misleading if used in isolation.  A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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